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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68990

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regions Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1180 West Peachtree Street, NW. Suite 1400
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenn Holloway	4042797404	glenn.holloway@regions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

701 Poydras Street	New Orleans	LA	70139
(Address)	(City)	(State)	(Zip Code)

10/20/03	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regions Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY FISCHER
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 09, 2025

Signature: Glenn Holloway

Title: Chief Financial Officer

Mary Fischer
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)
As of and for the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Statement of Financial Condition

December 31, 2023

Contents

Building a better working world

Ernst & Young LLP
701 Poydras St
Suite 3900
New Orleans, LA, 70139

Tel: +1 504 581 4200
Fax: +1 504 596 4233
ey.com

Report of Independent Registered Public Accounting Firm

To RFC Management and the Board of Managers of Regions Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regions Securities LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

February 28, 2024

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2023

Assets		
Cash and cash equivalents	$	176,257,064
Due from clearing broker		68,316,855
Receivable from broker-dealers		6,070,902
Other assets		670,178
Total assets	$	251,314,999
Liabilities and Member's equity		
Accrued compensation payable to related party	$	4,000,000
Other liabilities		361,751
Total liabilities		4,361,751
Member's equity:		
Additional paid in capital		59,900,000
Retained earnings		187,053,248
Total member's equity		246,953,248
Total liabilities and member's equity	$	251,314,999

The accompanying notes are an integral part of these financial statements.

Regions Securities LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions or Parent). As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims or judgements on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Regions Securities LLC acts as an introducing broker-dealer offering capital raising and investment banking services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit and wealth management services. The Company carries out its operations and derives revenue from one segment. The Company generates revenues from many different customers and operates in the same geographic areas as the parent, Regions Financial Corporation.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) as well as the Securities Investor Protection Corporation (SIPC) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation and Use of Estimates

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including relevant disclosures. Actual results could differ from those estimates.

3. Significant Accounting Policies

Cash and cash equivalents

Cash includes deposits held at Regions Bank. Cash equivalents consist of short-term, redeemable, money market funds held at the Company's clearing broker.

3. Significant Accounting Policies (continued)

Due from clearing broker

Due from clearing broker is comprised of a $500 thousand deposit held at the Company's clearing broker in accordance with the contractual arrangement as well as excess cash held at the clearing broker.

Receivable from broker-dealers

Amounts receivable from broker-dealers consists of underwriting fees associated with debt and equity underwritings. Receivables are presented net of direct transaction-related expenses. No allowance has been established as management believes these amounts are fully collectible.

Other assets

Other assets consist of prepaid expenses and fixed assets. Prepaid expenses include third party applications, data and research platforms as well as an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. All prepaid expense assets are decreased as these expenses are incurred. Fixed assets are recorded at cost at the time of acquisition and depreciated on a straight-line basis over the useful life of the asset.

Accrued compensation payable to related party

Regions provides an annual discretionary bonus to its employees and allocates a portion of the expense to the Company. The accrual allocated to the Company and ultimately settled with Regions is based on a percentage of total Regions Securities LLC revenue, excluding net interest income and certain investment banking fees, as agreed with Regions.

Other liabilities

Other liabilities consist of payables due to third parties for regulatory fees, advertising production and professional services. Regulatory fees include estimates due to FINRA and SIPC for ongoing business expense. Advertising production includes invoiced but not yet paid charges for website updates, template and marketing materials for use in periodicals. Professional services represent invoiced but not yet paid charges for outside services in the form of audit and legal expenses. The accrued liabilities are recorded as incurred and can be reasonably estimated.

Member's Equity

Regions has, in prior years, provided capital infusions to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the Company

3. Significant Accounting Policies (continued)

Member's Equity (continued)

began participating in debt and equity underwritings. No additional funding was provided in 2023. Regions is the sole member of the Company.

Income taxes

The Company is a disregarded entity and is not subject to income tax for federal or state purposes. The Company previously adopted the guidance in Accounting Standards Update ("ASU") 2019-12 (modifies Accounting Standards Codification Topic 740, Accounting for Income Taxes) under the required retrospective approach. ASU 2019-12 specifies that an entity that is both not subject to tax and disregarded by the taxing authority is not required to allocate the previous guidance to allow a legal entity that is both not subject to tax and disregarded by the taxing authority is not required to allocate the consolidated amount of current and deferred income tax expense to its separate company financial statements. In accordance with ASU 2019-12, the Company has not recorded any income taxes in its Financial Statements for the year ended December 31, 2023 and there is no disclosure on income tax provision in the accompanying footnotes.

The Company's operating results are included in the federal, state and local income tax returns filed by Parent. Effective January 1, 2021, the Company is no longer a member of the U.S. tax allocation sharing agreement with the Parent, which is the agreement between the Parent and its subsidiaries that provides for allocation of consolidated income tax liabilities and benefits between the Parent and its subsidiaries.

4. Fair value measurements

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

4. Fair value measurements (continued)

- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Items measured at fair value on a recurring basis

Marketable debt securities, which primarily consist of assets held in money market funds, are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements. Money market funds are included within cash and cash equivalents on statement of financial condition.

Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Money market funds	$174,579,897	$ --	$ --	$174,579,897
Total assets	$174,579,897	$ --	$ --	$174,579,897

5. Derivative financial instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

5. Derivative financial instruments (continued)

The Company has entered into when-issued security transaction in connection with "at-the-market" (ATM) equity offering programs. Under these ATM programs, the Company has a contractual commitment with clients to purchase new issue equity securities at a fixed settlement amount. The settlement date for these ATM programs are typically extended beyond the industry standard settlement date for similar equity instruments. As of December 31, 2023, the Company had no contractual obligations outstanding.

6. Related-party transactions

The Company holds a cash account with Regions Bank for operating expense purposes. As of December 31, 2023, the balance of this account was approximately $1.7 million.

As of December 31, 2023, the Company recorded payables to Regions for compensation, interest and various shared services. These are shown in their respective line items on the statement of financial condition.

7. Net capital requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the Company to maintain minimum net capital, as defined. At December 31, 2023, the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2023, the Company had net capital of approximately $236.1 million, which is approximately $235.8 million in excess of the required net capital of approximately $291 thousand. The Company had an aggregate indebtedness ratio of 0.0185:1, which is in compliance with the 15:1 ratio required for broker dealers.

8. Commitments and contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. While the Company cannot state with certainty what the eventual outcome of pending litigation or claims will be, management does not expect that resolution of any outstanding litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

Transactions relating to such underwriting commitments that were open as of December 31, 2023 and were subsequently settled had no material effect on the financial statements.

9. Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023 and through February 28, 2024 the date of the filing of this report. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the financial statements.